NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	April 22, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

DIVIDEND PAYMENT

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that the previously announced dividend of $0.03 per share to be paid to shareholders is scheduled to occur on April 30, 2015. Shareholders resident in the United States or holding Kelso shares through broker-dealers resident in the United States or elsewhere outside of Canada will see a holdback required under Canadian tax regulations of twenty-five (25%) percent of their dividend. Each such shareholder should obtain their own tax advice regarding the appropriate treatment of dividends and tax withholdings based on their own facts and circumstances.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities law. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include our intended dividend payment; that our products provide economic and operational advantages while reducing potential risk; and the Company is experiencing increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com